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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 3)

                              SHAW INDUSTRIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)

                                   8202-86-102
                      (CUSIP Number of Class of Securities)

                            Bennie M. Laughter, Esq.
                  Vice President, Secretary and General Counsel
                              Shaw Industries, Inc.
                             616 East Walnut Avenue
                                P.O. Drawer 2128
                              Dalton, Georgia 30720
                            Telephone (706) 278-3812
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                         on behalf of the filing person)

                                    Copy to:
                            Gabriel Dumitrescu, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                             191 Peachtree Street NE
                                 Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.        [X]   issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.       [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 3 to the Tender Offer Statement on Schedule TO
relates to the tender offer by Shaw Industries, Inc., a Georgia corporation, to purchase 12,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, including the associated rights to purchase Series A Participating Preferred Stock issued pursuant to the Amended and Restated Rights Agreement dated April 10, 1999, between Shaw Industries, Inc. and EquiServe Trust Company, N.A., as amended, at prices not in excess of $13.50 nor less than $11.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights.

1. Item 6 of this Tender Offer Statement on Schedule TO, as amended, is hereby amended as follows:

         The following is hereby added after the second sentence of the first paragraph of Section 2 of the Offer to Purchase, which was previously filed as Exhibit (a)(1)(A) to this Schedule TO (the "Offer to Purchase"):

         "The Board of Directors believed that repurchasing shares would be a prudent investment considering, among other things:

         - the strong financial performance of Shaw in fiscal year 1999 which, the Board of Directors believed, was not, at that time, adequately reflected in the market price of the Shaw stock;

         - the Board of Directors' view that future performance may not be adequately reflected in the Shaw stock prices in the foreseeable future given the current and anticipated market valuations of businesses in Shaw's industry;

         - the fact that the Shaw stock was trading at a historically low price/earnings ratio; and

         - the Board of Directors' view that stocks of companies in Shaw's industry were trading at historically low levels at the time."

2. Item 12 of this Tender Offer Statement on Schedule TO, as amended, is hereby amended as follows:

         The following sentence is hereby added to the end of (i) the paragraph entitled "Safe Harbor Statement" contained on page iv of the Offer to Purchase,
(ii) paragraph 6 to Shaw's press release dated March 10, 2000 which was previously filed as Exhibit (a)(5)(A) to this Schedule TO and (iii) paragraph 6 to Shaw's press release dated March 13, 2000 which was previously filed as Exhibit (a)(5)(D) to this Schedule TO:

         "Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer."

         While revised for purposes of this Schedule TO, the press releases referred to in items (ii) and (iii) above were made public without such additional language added.

ITEM 12.          EXHIBITS.

(a)(5)(E)         Press Release, dated March 27, 2000



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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               SHAW INDUSTRIES, INC.

                                               By: /s/ B M Laughter
                                                  -----------------------------
                                                  Name: B M Laughter
                                                 Title: Vice President



Dated:  March 29, 2000

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                                  EXHIBIT INDEX


    EXHIBIT
    NUMBER                                   DESCRIPTION
    ------                                   -----------


   (a)(5)(E)                           Press Release, dated March 27, 2000